Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

FUELCELL ENERGY, INC.

It is hereby certified that:

1.               The name of the corporation is FuelCell Energy, Inc. (the “Corporation”).

2.              The Board of Directors of the Corporation has duly adopted resolutions setting forth a proposed amendment of the Certificate of Incorporation of the Corporation, as amended (the “Certificate of Incorporation”), declaring said amendment to be advisable and calling for the stockholders of the Corporation to consider such amendment at a special meeting of the stockholders of the Corporation, which amendment would amend Article Fourth of the Certificate of Incorporation by adding the following paragraph to the end of Article Fourth of the Certificate of Incorporation:

“Upon the filing and effectiveness of this Certificate of Amendment (the “Effective Time”), the shares of the Common Stock issued and outstanding or held in the treasury (if any) immediately prior to the Effective Time shall be automatically combined and reclassified, without further action, such that each ten (10) to thirty (30) shares of issued Common Stock immediately prior to the Effective Time is reclassified into one (1) validly issued, fully paid and non-assessable share of Common Stock, the exact ratio within the ten (10) to thirty (30) range to be determined by the Board of Directors prior to the Effective Time and publicly announced by the Corporation. Notwithstanding the immediately preceding sentence, no fractional shares shall be issued and, in lieu thereof, any holder of Common Stock immediately prior to the Effective Time who would otherwise be entitled to a fraction of a share of Common Stock shall be entitled to receive a cash payment (without interest) in an amount equal to the fraction of a share of Common Stock to which the stockholder would otherwise be entitled multiplied by the closing price of the Common Stock, as reported on The Nasdaq Stock Market, on the date of the Effective Time. Each stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified, provided, however, that each person of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified.”

3.               Pursuant to a resolution of the Board of Directors, a special meeting of the stockholders of the Corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware (the “DGCL”), at which meeting the necessary number of shares as required by the DGCL were voted in favor of the amendment.

4.              The amendment of the Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the DGCL.

5.              This Certificate of Amendment shall become effective as of 5:00 p.m., Eastern time, on November 8, 2024.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by the undersigned officer this 7th day of November, 2024.

By:	/s/ Michael S. Bishop
Name: Michael S. Bishop
Title: Executive Vice President, Chief Financial Officer, and Treasurer